amec

CONSENT OF QUALIFIED PERSON

TO:         The securities regulatory authorities of each of the provinces and territories of Canada.

                I, Stephen Juras, Ph.D., P.Geo., do hereby consent to the filing of the technical report prepared for Birch Mountain Resources Limited and dated February 2nd 2004, in respect of the Muskeg Valley project, Alberta Canada

DATED at this 2nd day of February, 2004.

s/ Stephen Juras
Stephen Juras, Ph.D., P.Geo

AMEC E&C Serivices Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel: +1 604-664-3471
Fax: +1 604-664-3057